December 28, 2011

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.:           Larry Greene

Re:	Consulting Group Capital Markets Funds (“Trust”)
SEC File No. 811-06318

Dear Mr. Greene:

Set forth below are the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) provided orally on December 20, 2011, to Post-Effective Amendment No. 56 to the Trust’s Registration Statement on Form N-1A that was filed with the SEC on behalf of the Trust on October 21, 2011, and the Trust’s responses thereto.  Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

Prospectus

1.	Comment: 2005 Fidelity Bond – Form 40-17G Filing

The Staff noted that the Funds’ Fidelity Bond filing from 2005 did not appear in the SEC’s records.

Response:                                      Pursuant to SEC Release No. 33-8590 on July 27, 2005, the compliance date for mandatory electronic filing of investment company fidelity bonds was June 12, 2006.  The Trust renewed its policy for the period from July 15, 2006 to July 15, 2007 and electronically filed this bond with the SEC on October 6, 2006.

2.	Comment:	Font Size of Text

The Staff requested that the Trust ensure that the text of the printed prospectus complies with the font and spacing requirements outlined in Rule 420 of the Securities Act of 1933.

Response:                                      The Trust confirms that the text displayed in its printed prospectus will comply with Rule 420 of the Securities Act of 1933.

3.	Comment:	Fund Fees and Expenses – All Funds

The Staff requested that any applicable Acquired Fund Fees footnote to a Fund’s Fee Table be attached to the Total Annual Fund Operating Expenses line item rather that the Acquired Fund Fees and Expenses line item.

Response:                                      The footnote reference, as applicable, has been attached to Total Annual Fund Operating Expenses line item.

4.	Comment:	Principal investment strategies – International Equity Investments and Emerging Markets Equity Investments

The Staff questioned whether the principal investment strategies for International Equity Investments and Emerging Markets Equity Investments that referenced investing in at least three foreign countries supported the use of the terms “International” or “Emerging Markets” in each of the Fund’s respective names.

Response:                                      The Trust has reviewed the principal investment strategies for International Equity Investments and Emerging Markets Equity Investments and believes that each strategy supports the use of the terms “International” and “Emerging Markets” as required under Rule 35d-1 of the Investment Company Act of 1940, as amended (“1940 Act”) and clarified in Question 10 of the SEC’s frequently asked questions about Rule 35d-1.  Each Fund maintains diversification among investments in a number of different countries throughout the world, and continues to meet the 80% investment requirement with respect to the type of investments “International” and “Emerging Markets.”

5.	Comment:	Purchase and sale of Fund shares – All Funds

The Staff requested that the Funds delete any disclosure under the caption “Purchase and Sale of Fund Shares” that is not required by Item 6 of Form N-1A.

Response:                                      Due to the manner in which purchases of shares of each Fund must be made, the Trust believes that the current disclosure is accurate and appropriate.

6.	Comment:	Common risks – Recent market turmoil

The Staff requested that general language about the recent market turmoil be added to the “Common Risks” section of the prospectus.

Response:                                      The Trust has reviewed the Funds’ risk disclosure in light of each Fund’s investment policies and strategies as well as recent market events and believes that the disclosure is accurate and appropriate.

7.	Comment: Principal risks of investing in the Fund – Derivatives

The Staff requested that the Trust review the Funds’ risk disclosure in light of the Staff’s letter (July 30, 2010) to the Investment Company Institute relating to “Derivatives-related disclosures by investment companies.”

Response:                                      The Trust has reviewed the Funds’ risk disclosure relating to each Fund’s use of derivatives, as applicable, and believes that the disclosure is accurate and appropriate based on how each Sub-adviser intends to manage the Fund’s portfolio. Further, the Trust implemented certain disclosure changes during its annual update process that were designed to comply with the guidance provided in the Staff’s July 30, 2010 letter to the Investment Company Institute and the Trust believes that the Funds’ current risk disclosure with respect to investments in derivatives is consistent with the guidance provided in the Staff’s letter.

8.	Comment:	Principal Investment Strategies – Large Capitalization Growth Investments

The Staff requested that the following language in the “Principal Investment Strategies” of Large Capitalization Growth Investments in the prospectus be clarified: “The Fund will invest, under normal market conditions, at least 80% of its net assets in the equity securities of large capitalization (or “cap”) companies or in other investments with similar economic characteristics.”  The Staff questioned if the noted language implied that the Fund invested in derivative instruments.

Response:                                      The Trust has reviewed Large Capitalization Growth Investments’ risk disclosure, investment policies and strategies and believes, based on the Fund’s investment history and current and anticipated investment practices, that the Fund’s principal risks disclosure is accurate and appropriate in its current form.  The language in question is included in response to Rule 35d-1 under the 1940 Act and the restrictions that exist with regard to changing a fund’s policy to invest at least 80% of the value of its assets in the particular type of investments, or in investments in the particular industry or industries, suggested by a fund’s name.  The Fund does not currently invest in derivative instruments, but reserves the right to both invest in derivatives in the future and to have such investments count toward the Fund’s 80% requirement under Rule 35d-1 so long as such derivative instruments have economic characteristics similar to those of equity securities of large capitalization companies.

9.	Comment:	Principal investment strategies – Large Capitalization Growth Investments

The Staff requested that the Trust be more specific in its definition of large capitalization companies.

Response:	The Trust has amended such language as follows:

“The Fund defines large cap companies as companies whose market capitalizations typically fall within the range of the Russell 1000® Growth Index, which ranged from approximately $50 million to $353 billion as of November 30, 2011.  The market capitalization of the companies in large-cap market indices and the Fund’s portfolio changes over time.”

10.	Comment:	Principal risks of investing in the Fund – Large Capitalization Growth Investments

The Staff questioned whether Large Capitalization Growth Investments is subject to increased risks associated with investing in emerging markets securities and, if it is, asked that the Fund modify its risk disclosure accordingly.

Response:                                      The Fund’s principal investment strategies permit the Fund to invest up to 10% of its assets in securities of foreign issuers.  The Trust has reviewed the Fund’s risk disclosure in light of its investment policies and strategies and does not believe that, based on the Fund’s investment history and current and anticipated investment practices, additional risk disclosure regarding investments in emerging markets securities should be added at this time.

11.	Comment:	Principal investment strategies – Core Fixed Income Investments

With respect to the Core Fixed Income Investments’ principal investment strategies, the Staff stated that each of the terms “event-linked bonds,” “revolving credit facilities” and “delayed funding loans” was not adequately described and required additional disclosure.  The Staff also questioned whether investments in swaps included investments in credit default swaps. The Staff also requested that the Fund’s principal risks disclosure be updated to include the risk associated with these investments.

Response:             The following has been added to the principal investment risk disclosure for Core Fixed Income Investments:

Delayed funding loans and revolving credit facilities risk, the Fund’s investments in delayed funding loans and revolving credit facilities may have the effect of requiring a Fund to increase its investment in a company at a time when it might not otherwise decide to do so (including at a time when such company’s financial condition makes it unlikely that such additional funding commitments will be repaid). Delayed funding loans and revolving credit facilities are subject to credit, interest rate and liquidity risk and the risks of being a lender.

Event-linked exposure risk, event-linked exposure results in gains or losses that typically are contingent, or formulaically related to defined trigger events. Examples of trigger events include hurricanes, earthquakes, weather-related phenomena, or statistics relating to such events. Some event-linked bonds are commonly referred to as “catastrophe bonds.” If a trigger event occurs, a Fund may lose a portion of or the entire principal investment in the case of a bond or a portion of or the entire notional amount in the case of a swap. Event-linked exposure instruments often provide for an extension of maturity to process and audit loss claims where a trigger event has, or possibly has, occurred. An extension of maturity may increase volatility. Event-linked exposure may also expose a Fund to certain unanticipated risks including credit risk, counterparty risk, adverse regulatory or jurisdictional interpretations, and adverse tax consequences. Event-linked exposures may also be subject to liquidity risk.

With respect to the Fund’s investment in swaps, the primary swap instruments in which the Fund invests are credit default swaps and interest rate swaps.  The Trust reviewed the Fund’s existing risk disclosure with respect to derivative investments and revised the heading to the risk disclosure to clarify that it discusses risks of investment in derivative instruments other than futures and forwards.  Following this clarification, the Trust believes that the principal disclosure with respect to derivative instruments, based on the Fund’s investment history and current and anticipated investment practices, is accurate and appropriate.

12.	Comment:	Principal investment strategies – Core Fixed Income Investments and International Fixed Income Investments.

With respect to the “Principal investment strategies” for Core Fixed Income Investments and International Fixed Income Investments, the Staff requested that the Trust use a specific term to define “non-investment grade securities rated CCC or higher by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by the Sub-adviser to be of comparable quality.”

Response:                                      Alongside the Fund’s existing descriptions of such instruments, the Funds will use the terms “high yield securities” and “junk bond” to describe such securities.

13.	Comment: Principal investment strategies – High Yield Investments

With respect to the “Principal investment strategies” for High Yield Income Investments, the Staff questioned whether the terms equity and equity-related securities were adequately described and asked the Trust to consider including additional disclosure.

Response:                                      The Trust has reviewed High Yield Investments’ principal investment strategies and believes, based on the Fund’s investment history and current and anticipated investment practices, that the Fund’s principal risks disclosure is accurate and appropriate in its current form.  The Fund’s principal investment strategy currently states that the Fund “may invest up to 20% of its assets in equity and equity-related securities, including common stock, convertible securities, preferred stock, warrants and rights.”  This disclosure is consistent with the Fund’s investment history and anticipated futures investments.  For example, during the fiscal year ended August 31, 2011, the Fund invested in common stocks, preferred stocks, convertible preferred stocks and warrants and did not invest in derivative instruments.

14.	Comment:	Asset allocation programs – All Funds

The Staff asked the Trust to provide additional detail regarding its asset allocation program.  Specifically, the Staff expressed potential concerns related to Rule 18f-3 of the 1940 Act, based on the TRAK fee discussed on page 53 of the prospectus.  The Staff also asked if the Trust had considered the requirements of section 15 and Rule 15a-1 thereunder, as it relates to Morgan Stanley Smith Barney LLC (“MSSB”) and the asset allocation program.

Response:                                      Each series of the Trust currently offers a single class of shares.  As such, the Funds are not considered multi-class companies for purposes of Rule 18f-3.  The Trust believes that the existence and operation of the MSSB TRAK program does not cause the Trust to issue multiple classes of shares.

Shares of the Funds are only available to participants in advisory programs or asset-based fee programs sponsored by MSSB (a registered broker-dealer and investment adviser), such as the TRAK Personalized Investment Advisory Service.  Through these advisory programs, MSSB provides its customers with asset allocation recommendations, which are then implemented by the customers through their investments in the Funds.  MSSB’s recommendations to its customers are based on customer-specific information, including each customer’s investment objectives, time horizon and risk tolerance.  Customers investing in the programs pay an advisory fee to MSSB for the services provided through the advisory programs, but also pay fees as shareholders of the Funds, which are the underlying investments in the programs.  This structure and the related costs and expenses for program participants/Fund shareholders is thoroughly disclosed both at the Fund level and at the advisory program level.  MSSB does not act as an investment adviser (which is Consulting Group Advisory Services LLC) or distributor (which is Citigroup Global Markets Inc.) to the Trust, although it may effect the purchase of Fund shares in some instances,  Because it provides no advisory or underwriting services to the Trust, MSSB has no contract with the Trust and therefore Section 15 of the 1940 Act and Rule 15a-1 thereunder are inapplicable to MSSB with respect to the Trust.  MSSB may have certain obligations under the federal securities laws with respect to the advisory programs for which it acts as sponsor, which are not contemplated here as they do not directly affect the Trust.

Statement of Additional Information

15.	Comment: Investment Restrictions

The Staff stated Investment Restriction #2 in the SAI does not include the required disclosure for concentration in a particular industry.  The Staff stated that the policy should state that a Fund…” will not invest 25% or more…”

Response:                                      The Trust’s current disclosure with respect to Investment Restriction #2 is as follows: “A Fund, except Municipal Bond Investments, will not invest more than 25% of its total assets in securities, the issuers of which conduct their principal business activities in the same industry.”  The Instruction to Item 16(c)(1) of Form N-1A requires the Funds to “state the maximum percentage of assets to be devoted” to the various investment practices described in Item 16(c)(1), including concentrating investments in a particular industry or group of industries.  In addition, Instruction 4 to Item 9(b)(1) states that a Fund is required to “Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” Based on the above guidance, the Trust believes that the current disclosure found in Investment Restriction #2 of the SAI is accurate, appropriate and properly reflects the Funds’ policy to concentrate in securities of issuers in a particular industry or group of industries.

16.	Comment: Investment Restrictions

The Staff made note of the following language contained in Investment Restrictions #4 and #5 of the SAI and questioned how the Funds would address changes to the non-fundamental polices that are tied to this fundamental investment restriction.

“…to the extent consistent with its investment policies...”

Response:                                      The language pointed out by the Staff in each of the #4 and #5 Investment Restrictions is primarily intended to clarify that certain instruments in which a Fund may invest that are thereafter described within the Investment Restriction are not intended to be characterized as “borrowing” or “lending.”  That is, a Fund’s invest in “reverse repurchase agreements, forward roll transactions and similar investment strategies and techniques” is not to be characterized as “borrowing” by the Fund and a Fund’s purchase of debt obligations is not to be characterized as “lending.”  This language was included within the Investment Restrictions in the interest of clarity and to reflect standard market practices.  Nonetheless, the Trust recognizes the concerns of the Staff and has regularly monitored – and will continue to monitor – its non-fundamental policies and investment strategies to ensure their consistency with the Trust’s fundamental investment restrictions.

17.	Comment:	Investment Restrictions

The Staff questioned whether Investment Restriction #9 regarding Municipal Bond Investments was consistent with the relevant prospectus disclosure.  The prospectus states that “tax exempt” means instruments may “pay interest that is excluded from gross income for regular federal income tax purposes but . . . may pay income that is subject to the Alternative Minimum Tax.”

Response:             Investment Restriction #9 and the Fund’s fundamental investment restriction as stated in the prospectus are identical: “The Fund will invest, under normal market conditions, at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in tax exempt general obligation, revenue and private activity bonds and notes, which are issued by or on behalf of states, territories or possessions of the U.S. and the District of Columbia and their political subdivisions, agencies and instrumentalities (including Puerto Rico, the Virgin Islands and Guam).”  The Fund’s prospectus disclosure, consistent with the requirements of Form N-1A, elaborates on the Fund’s principal investment strategies beyond the Fund’s fundamental 80% requirement to include a more detailed discussion of the particular types of instruments in which the Fund may invest, instrument ratings, duration, and the Fund’s performance benchmark.  The prospectus disclosure also clarifies that “tax exempt” means instruments that may pay interest that is excluded from gross income for regular federal income tax purposes” but that which may also pay income that is subject to the Alternative Minimum Tax.”  Because gross income tax and Alternative Minimum Tax are parallel tax regimes, we do not view this disclosure as inconsistent with the Fund’s fundamental investment restriction, but instead as an accurate clarification of the possible tax implications of the Fund’s investments.

This is also disclosed, at length, in the “Taxation of U.S. Shareholders” sub-section of the “Taxes” section of the Trust’s SAI, which states:

“[A] portion of any exempt-interest dividend paid by Municipal Bond Investments that represents income derived from certain revenue or private activity bonds held by the Fund may not retain its tax-exempt status in the hands of a shareholder who is a “substantial user” of a facility financed by such bonds, or a “related person” thereof. Moreover, some or all of the exempt-interest dividends distributed by Municipal Bond Investments may be a specific preference item, or a component of an adjustment item, for purposes of the federal individual and corporate alternative minimum taxes. In addition, the receipt of dividends and distributions from Municipal Bond Investments may affect a foreign corporate shareholder’s federal “branch profits” tax liability and the federal “excess net passive income” tax liability of a shareholder of an S corporation. The IRS may challenge the tax-exempt status of municipal bonds held by municipal bond investments. If the IRS were successful in its challenge, shareholders may be liable for taxes on past and future distributions received with respect to such bonds. Shareholders should consult their own tax advisors as to whether they are (i) “substantial users” with respect to a facility or “related” to such users within the meaning of the IRC or (ii) subject to a federal alternative minimum tax, the federal “branch profits” tax, or the federal “excess net passive income” tax.”

Further, because the Fund is named “Municipal Bond Investments” and not “Tax-Exempt Bond Investments” (or something comparable), we do not believe any issues arise with respect to Rule 35d-1.

18.	Comment:	Investment Restrictions

The Staff made note of the following disclosure following the Non-fundamental Investment Restrictions and questioned whether illiquid securities were intended to be covered by this disclosure.

“The percentage limitations contained in the restrictions listed above (other than with the fundamental investment restriction regarding borrowing described above) apply at the time of purchase of securities.”

Response:                   The Funds’ investments in illiquid securities are not applied solely at the time of purchase.  In response to the Staff’s question, we have added the following disclosure as the last sentence of the “Non-Fundamental Investment Restrictions” section, immediately before the “Department of Labor (DOL) Exemption” section: “With respect to the limitation on illiquid securities, in the event that a subsequent change in net assets or other circumstances causes a Fund to exceed its limitation, the Fund will take steps to bring the aggregate amount of illiquid instruments back within the limitations as soon as reasonably practicable.”

Please contact Suzan Barron of Brown Brothers Harriman & Co., the Trust’s administrator, at 617-772-1616 if you have any questions or comments.

Sincerely,
/s/ Paul F. Gallagher
Paul F. Gallagher
Chief Legal Officer

Cc:           Steven Hartstein (via e-mail)
Timothy Levin, Esq. (via e-mail)

Annex A
“TANDY” LETTER

December 28, 2011

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.:           Larry Greene

Re:	Consulting Group Capital Markets Funds (‘Trust”)
SEC File No. 811-06318

Dear Mr. Greene:

As requested by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) in connection with its review of Post-Effective Amendment No 56 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”) on behalf of the Trust on October 21, 2011, the Trust acknowledges that, with respect to filings made by the Trust with the SEC and reviewed by the Staff:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;
(b)
Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
/s/ Paul F. Gallagher
Paul F. Gallagher
Chief Legal Officer

Cc:           Steven Hartstein (via e-mail)
Timothy Levin, Esq. (via e-mail)